NI 43-101 TECHNICAL REPORT ON THE

NEW PASS PROPERTY

CHURCHILL COUNTY, NEVADA

For

CONSOLIDATED ODYSSEY EXPLORATIONS
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

And

WHITE KNIGHT RESOURCES, LTD.
922 – 510 West Hastings Street
Vancouver, B.C   V6B 1L8

By

Paul A Pelke
California Registered Geologist, No. 4150
3033 Cashill Blvd.
Reno, Nevada 89509

TABLE OF CONTENTS

1.0 SUMMARY…………………………………………………………………………..3

2.0 INTRODUCTION AND TERMS OF REFERENCE………………………….....5

3.0 DISCLAIMER……………………………………………………………………5

4.0 PROPERTY DESCRIPTION AND LOCATION…………………………………6

5.0 ACCESSIBILITY, CLIMATE INFRASTRUCTURE AND PHISIOGRAPHY……….7

6.0 HISTORY…………………………………………………………………………7

7.0 GEOLOGICAL SETTING………………………………………………………8

8.0 DEPOSIT TYPES………………………………………………………………9

9.0 MINERALIZATION………………………………………………………………9

10.0 EXPLORATION…………………………………………………………………10

11.0 DRILLING………………………………………………………………………..11

12.0 SAMPLING METHOD AND APPROACH……………………………………12

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY…………………12

14.0 DATA VERIFICATION…………………………………………………………12

15.0 ADJACENT PROPERTIES……………………………………………………13

16.0 MINERAL PROCESSING AND METALURGICAL TESTING………………13

17.0 MINERAL RESOURCE ESTIMATES…………………………………………14

18.0 INTREPRETATION AND CONCLUSIONS…………………………………14

19.0 RECOMMENDATIONS AND BUDGET………………………………………15

20.0 REFERENCES…………………………………………………………………17

21.0 CERTIFICATE OF QUALIFICATIONS (PAUL A. PELKE)…………………18

LIST OF FIGURES

FIGURE 1:   Location Map
FIGURE 2:   Claim Map
FIGURE 3:   Regional Geology
FIGURE 4:   Property Geology
FIGURE 5:   Drill Location Map
FIGURE 6:   Typical Drill Cross Sections

LIST OF APPENDICES

APPENDIX I: LIST OF CLAIMS
APPENDIX II: ASSAY RESULTS FROM NEW PASS PROPERTY
APPENDIX III: SUMMARY OF SIGNIFICANT AU INTERCEPTS IN DRILL HOLES

1.0 SUMMARY

This report is a summary of the New Pass Project and was prepared at the request of Basil Pantages President of Consolidated Odyssey Explorations, John Leaske President of White Knight Resources, Ltd.as a technical report in support of the acquisition of the property. The New Pass Property is located in eastern Churchill County, Nevada approximately 190 kilometers east of Reno, Nevada. The Property is comprised of a total of 107 unpatented mining claims located on the western flank of the New Pass Range. The company has acquired the right to earn an interest in the property subject to a joint venture agreement with White Knight Resources, Ltd.

No known historical production, shafts, adits or prospect pits or other exploration work had been completed on the property prior to 1980. At that time, using stream sediment data developed by the NURE program, an arsenic stream sediment anomaly along the western side of the New Pass Range was investigated which led to the discovery of a large, outcropping jasperoid deposit. Surface samples of the jasperoid reportedly had an average assay value of 0.02 ounces per ton Au for the exposed mineralization. Since that time, the companies involved in the project have spent in total over US $ 1,500,000 exploring the property.

Geological work done to date has shown that a thick section of Upper Paleozoic and Mesozoic sedimentary rocks, primarily calcareous rocks, dominate the New Pass Range. On the subject property, these rocks are separated from a Tertiary age volcanic sequence to the west by a major range bounding structural zone. This zone has also served as a locus for a large hydrothermal system, with the jasperoid having been deposited within this structural zone.

The hydrothermally – altered rocks extend for at least 2.5 miles along the range front fault, and for about 0.5 miles eastward into the New Pass Range. The western extent of the mineralized and altered area is buried beneath pediment alluvial cover. Felsic intrusive bodies, mainly dikes, crop out on the property. With the extensive mineralization and alteration on the property and the felsic intrusives, it is possible that an intrusive lies at depth.

During the recent visit to the New Pass property a total of 9 samples (Nos.198859 through 1988198867) were taken from various locations on the property by the author. Two of the samples returned greater than 1 ppm gold and elevated concentrations of pathfinder elements.

Drilling completed by predecessor companies has identified a total Indicated Resource of about 3.37 million tons grading 0.042 ounces per ton Au at a cutoff grade of 0.02 ounces per ton Au. This resource is contained entirely within the jasperoid. 2.1 million tons of this material is oxide with a recovery of 75% to 77%. The balance is pyritic (1.27 million tons) with a recovery between 5% and 33%. The overlying Tertiary volcanics to the west of range bounding fault were considered to be post-mineralization by the companies working on the project. Consequently, the volcanics were never sampled, save for 2 drill holes sampled in 1992 which returned highly anomalous Au intervals. Also, the underlying altered rocks, primarily de-calcified limestones also have not been extensively targeted for sampling. In addition, favorable north easterly trending faults which can be projected under the pediment have been mapped north and south of the main jasperoid body. Coincident geochemical anomalies for Au-Ag-As-Sb-Hg-Mo have been recognized along these structures.

Extensive geochemical surveys have been completed on the property by previous workers. These surveys primarily were factor analysis on rock chip and drill chip samples. While substantial geochemical analyses ware completed, as far as can be determined from the available data, *no* geophysical surveys were completed on the New Pass Property

The gold mineralization associated with the jasperoid at New Pass has not been sufficiently defined or investigated within the known area of alteration, especially in the Tertiary volcanics and in the underlying de-calcified limestones.

The first year's work program is divided into two Phases. Phase I will consist of the assembly and recompilation of the existing data into a modern digital data base, which will allow the re-plotting and reinterpretation of the previous work. In addition detailed geological mapping and several geophysical surveys will be conducted including, an Air Magnetometer, an Induced Polarization – Resistivity and a Gravity survey. The Phase I program is estimated to cost US $ 78,000.

Following the completion of the 1st Phase, Phase II will commence. Phase II will consist of drilling, both reverse circulation and diamond core. The estimated cost of Phase II is US $ 172,500, making the total Year One expenditures US $ 250,500.

2.0 INTRODUCTION AND TERMS OF REFERENCE

At the request of Basil Pantages, President of Consolidated Odyssey Explorations, Inc. ("Odyssey"), and John Leaske President of White Knight Resources, Ltd. Paul Pelke (The "Author"), was requested to prepare a technical evaluation report under the guidelines of National Instrument 43-101 on the New Pass Property located in eastern Churchill County, Nevada (Figures 1 & 2). The Technical report is to be submitted to the TSX Venture Exchange in support of Odyssey entering into a joint venture agreement with White Knight Resources on the New Pass Property.

Outside sources of information used in the completion of this report consist mainly of company reports on the New Pass Project. Several consultants' reports were also available. All of this data was examined at the White Knight Resources office in Reno, Nevada. No data in digital format was available, nor is there any historical data available in Mackay School of Mines files and the University of Nevada, Reno, since the area was discovered only in 1980. The only public domain information relevant to the New Pass Project are various general regional geological resumes.

Paul Pelke, the Author, conducted a field visit to the New Pass Property on October 12, 2004, for the purpose of examining the project site, collecting geological samples, assessing the geology and assessing the styles of mineralization and alteration on the property. A total of 9 surface samples were taken, mainly from the main jasperoid, and submitted to BSI Inspectorate for analysis. Sample descriptions and the analytical results are presented in Appendix II, and discussed in Section 9, Section 12, Section 13 and Section 14.

3.0 DISCLAIMER

The Author has reviewed and analyzed the data held by White Knight Resources in its Reno, Nevada office. This data consisted of a series of internal and consultant's reports containing information on the geology, mineralization, metallurgy and exploration activities. The reports were completed by NICOR Minerals, Westmont Mining, Consolidated Ramrod Gold / Quest and White Knight Gold (U.S.), Inc. The principal reports used are referenced in Section 21. Other information consisting of drill logs, various mylar, vellum and paper maps and some computer generated plots were also examined and some of that in formation is also used in the preparation of this report.

Specifically the mineralization cross sections used in Figure 6 were computer generated using Interdex software but no digital data of any kind was to be found in the files.   Hard copies of two of the cross sections were scanned and redrafted. The colored histograms on the drill holes have been included, although the meaning of the color coding is not known, nor is the scale of the individual bars known (i.e., are they linear, logarithmic?). These cross sections were included only to demonstrate the geometry of the known mineralization, rather than to imply anything quantitative about the mineralization.

In 1988 and 1989, Westmont Mining retained Independent Mining Consultants of Tucson, Arizona to perform a computer based ore reserve calculation. The results of this exercise gave a total of 3.371 million tons that graded 0.042 ounces per ton Au, or a total of 142,000 contained ounces, after applying a cutoff of 0.02 ounces per ton Au. Included in this total is 2.1 million tons of oxide material with a recovery of 75% to 77% and 1.271 million tons of pyritic material with a recovery of between 5% to 33%. These numbers have been referred to in the various reports and internal memos as: "Reserves", "Geological Reserves", "Geological Resources" and "Resources". However, after examining the available data, including drill logs, assay logs, drill hole locations and density, metallurgical work completed and the nature of the mineralization and then applying the principles outlined in the "Australasian Code for Reporting of Mineral Resources and Ore Reserves" (The JORC Code) to this data, the term that is most appropriate for this deposit and which will be exclusively used in this report is "**Indicated Mineral Resource**" (**IMR**) or simply "**Indicated Resource**".

A complete listing of the claims comprising the New Pass Property is given in Appendix I. All of the claims listed are considered to be valid by the BLM, with the 2004 – 2005 claim maintenance fees having been paid

4.0 PROPERTY DESCRIPTION AND LOCATION

The New Pass property is located in eastern Churchill County, Nevada approximately 190 kilometers east of Reno, Nevada(Figures 1 & 2).   The property consists of 107 unpatented lode mining claims covering approximately 2,140 acres (866 ha) along the western margin of the New Pass Range.   The claims are located in Sections 5,6,7 & 8, Township 20 North, Range 40 East; Sections 25 & 36, Township 21 North, Range 39 East and Sections 29, 30, 31 & 32 Township 21 North, Range 40 East. A complete list of the claims is given in Appendix I.   All of the claims listed are considered to be valid by the BLM, with the 2004 – 2005 claim maintenance fees having been paid

The property is accessed from Reno by following Interstate 80 east 30 miles to Fernley, and then east along Highway 50 through Fallon for 110 miles to the graded Edwards Valley Road. And then proceed 5 miles north to an unimproved road, and then 2.5 miles east south east to the center of the property.

The claims are unpatented lode mining claims, located on lands administered by the Bureau of Land management. The claims are owned by White Knight Gold (U.S.) Inc., a wholly owned subsidiary of White Knight Resources. The claims were originally staked between 1980 and 1994, by predecessors to White Knight. In March 1998, White Knight acquired a 100% interest in the New Pass claims from Quest USA Resources Inc. in consideration of US $ 150,000 and a 2.75% NSR royalty. In March 2000, White Knight purchased the underlying 2.75% NSR by issuing 100,000 common shares.

There are no historic shafts, adits or prospect pits on the subject claims. All of the drill and access roads from exploration work conducted in the 1980's and 1990's have been reclaimed except for approximately 1500 feet. An existing Plan of Operation is on file with the Bureau of Land Management, and can be amended to accommodate future exploration work. There are no known environmental liability issues on the New Pass property.

5.0 ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The property is easily accessed from Reno by following Interstate 80 east 30 miles to Fernley, and then east along Highway 50 through Fallon for 110 miles to the graded Edwards Valley Road. And then proceed 5 miles north to an unimproved road, and then 2.5 miles east south east to the center of the property. Numerous reclaimed drill roads exist on the property, many of which could be re-opened and utilized for future drilling.

The New Pass property is located on the western flank of the New Pass Range at elevations ranging from 5500 feet to 7000 feet above sea level. The climate is typical Basin and Range with hot summers with potential high temperatures of +100 degrees Fahrenheit and cold winters with potential low temperatures of -0 degrees Fahrenheit. Average annual rainfall amounts to between 10 to 15 inches. These climatic conditions allow work to be carried year round.

The vegetation found in the New Pass area is typical of Central Nevada and consists of sagebrush and other desert plants at the lower elevations. At the higher elevations, open stands of pinion pine and juniper occur mixed with the sagebrush.

No flowing water was observed on the property at the time of the visit. If there is water flow, it is likely to be seasonal only. However, wells for agricultural purposes are located in the valley just below the property within 2 miles. Water could be made available for mining purposes by filing for water rights or buying existing water rights.

If the property is put into production, additional mill site claims would need to be staked in order to support processing facilities, waste dumps, etc. These claims would likely be filed on the valley floor, just below the property. Proximity to the major supply center of Reno is a definite advantage in supporting any mining operations. The local population centers of Fallon (80 miles to the west) and Austin (36 miles to the east) would afford accommodations for the mining staff.

6.0 HISTORY

There were no obvious old, historic prospect pits, adits or shafts on the New Pass project area. Dekalb Mining first discovered gold on the New Pass Property in 1980 as a result of follow-up work to a NURE stream sediment survey. Dekalb transferred ownership of the claims it had staked to Northern Illinois Coal, Oil and Resources Mineral Ventures ("NICOR") in August of 1982. NICOR and its successor, Westmont Gold, Inc., explored the property from 1982 through 1992, and drilled a total of 165 reverse circulation drill holes.

Consolidated Ramrod Gold (USA), Inc. ("Ramrod") acquired New Pass in 1993. In 1995, Santa Fe Pacific Gold Corp. completed 11 reverse circulation drill holes on the property under an exploration agreement with Ramrod. Ramrod was reorganized and renamed Quest USA Resources Inc. Quest sold the New Pass property to White Knight Gold (U.S.) Inc., a wholly owned subsidiary of White Knight Resources Ltd., in March 1998, in consideration of US $ 150,000 and retained a 2.75% NSR royalty. In March 2000, White Knight purchased the underlying 2.75% NSR royalty by issuing 100,000 common shares.

In 1998, after White Knight purchased the property, White Knight completed 1:6000 scale mapping, collected 250 rock chip samples, prepared geochemical overlays for all surface rock chip data, and constructed 100 – foot cross sections with an Interdex mining software program. White Knight has incurred to date a total of US $ 150,000 in exploration expenses. Overall exploration expenditures

Westmont Mining published an Indicated Resource for the New Pass project in 1989 (Wilkinson, et. al., 1989). Applying a 0.02 ounce per ton Au cutoff, Independent Mining Consultants of Tucson, Arizona calculated that the deposit contained 3.371 million tons that graded 0.042 oz/t Au, or a total of 142,000 contained ounces of gold.

7.0 GEOLOGICAL SETTING

The New Pass project is located within the Basin and Range physiographic province, on the western flank of the New Pass Range (Figures 2 & 3). The New Pass Range consists of a sequence of late Paleozoic and Triassic age metasedimentary, sedimentary and minor volcanic rocks. The Paleozoic sequence consists of chert, siliceous shale, siltstone sandstone, conglomerate and minor greenstones. The sequence is undated but the most likely correlation is thought to be with the Havallah sequence.

The Mesozoic sedimentary units are the most prevalent rocks in the immediate area of the New Pass property (Figure 4). A 1,000 to 2,000 foot thick sequence of an unnamed conglomerate forms the basal unit of the Triassic assemblage. The base appears to be a depositional disconformity and the top may be gradational into the Middle Triassic Favaret Formation consisting of siltstone and limestones. Overlying the Favaret is the Middle to late Triassic Augusta Mountain Formation. This formation has been subdivided into two members in this part of the New Pass Range: A lower transitional member consisting to thin to medium bedded carbonaceous limestone, and an upper member consisting of massive light gray limestone which forms bold outcrops which stand in prominent relief.

In the northern part of the claim block, the Augusta Mountain Formation is overlain by the Osobb and Cane Spring Formations. The lower Osobb Formation consists of thin bedded to laminated, silty limestone, while the upper Osobb is a medium to thick bedded, carbonaceous limestone. The Cane Spring Formation is a thick bedded to massive gray limestone.

To the west, and in fault contact with the Mesozoic rocks, is a sequence of Tertiary Volcanics. The Tertiary rocks are a series of pyroclastic units and flows, as well as some rhyolitic intrusives. In the westernmost part of the claim group, the Tertiary volcanics are covered by pediment gravels.

The mineralized jasperoid is developed along the fault bounding the Mesozoic calcareous rocks and the Tertiary volcanics. More specifically, the mineralized jasperoid is developed in the fault zone between the lower Augusta Mountain Formation and the Tertiary volcanics.

The Upper Paleozoic and Mesozoic rocks in the project area have been folded into a very large N70°W trending anticline that plunges about 40° to the west. North to north-east trending cross folds occur the Mesozoic section on a more limited scale.

8.0 DEPOSIT TYPES

The mineralization at New Pass occurs within a jasperoid, developed in a de-calcified limestone. The first event was thought to be de-calcification followed by the silicification which produced the jasperoid. These events were controlled by the range front fault, along which the hydrothermal fluids passed. These fluids also commuted along faults and fault breccia zones that cut through the Triassic sequence east of the range front faults. Alteration of this type can be found up to 4,000 feet from the main jasperoid along the range front faults.

The passage of the hydrothermal fluids caused the argillization and bleaching of the rocks surrounding the New Pass jasperoid. The argillization and bleaching occurs in both the sedimentary sequence and in the Tertiary volcanics. Silicification of the felsic tuffs also occurred and was observed in the field. In addition, zones of significant sulfide concentrations ranging from less than 1% to more than 10% by volume have been noted in the drill logs.

This deposit is a sediment hosted gold deposit. In many ways it is similar to deposits found elsewhere in Nevada. Geological similarities between the New Pass area and the McCoy – Cove area have been noted by Hughes (1998). At present, the principal mineralization host is the jasperoid, but evidence exists that portions of the de-calcified limestones and the tuffaceous volcanics also contain highly anomalous gold values

Paster (1989) noted in a petrographic study on a total of 24 samples of the jasperoid that trace amounts of anatase and rutile were present in all of the samples and that the presence of these mineral is synonymous with epithermal precious metal deposition. He also added that the alteration indicated a very low temperature/pressure hydrothermal system which is in primarily in the argillic zone.

9.0 MINERALIZATION

The mineralization on the New Pass property is controlled by hydrothermal fluids moving along fault and breccia zones. Both range front faults and cross faults as well as other permeable zones have been utilized by these hydrothermal fluids.

The first event was likely the de-calcification of the limestone along the range front fault. Concurrent with this, argillization of other parts of the limestone as well as the volcanics, especially the tuffaceous units, occurred. The de-calcification of the limestone increased the permeability of the rocks allowing an influx of hydrothermal fluids. This quickly provided the silica that preserved some original sedimentary structures as well as some fossils. Although the main jasperoid resulted from subsequent silicification of de-calcified limestone, not all de-calcified rock has been re-silicified.

Complete silification resulted in the formation of the main jasperoid, which extends for at least 3,000 feet along strike and at least 1500 feet down dip, based on drill hole intercepts (Figure 6). Thicknesses of the jasperoid range from about 20 feet to over 200 feet near the surface. The main jasperoid shows evidence for multiple stages of silicification (Hughes, 1998):

1.) Early, pervasive fine grained silica

2.) Thin dark colored quartz microveinlets frequently containing fine pyrite

3.) Overgrowths of fine grained quartz enclosing breccia fragments

4.) White, translucent chalcedonic quartz veinlets and coatings devoid of sulfides

Silicification as well as argillization, occurs in both the footwall calcareous sedimentary rocks and the hanging wall volcanics, especially within the tuffaceous units. Highly anomalous gold values have been noted in some drill hole intercepts in these areas, as well as in some of the de-calcified but un-silicified rocks.

The distribution of significant gold mineralization in the main jasperoid deposit is displayed by grade – thickness plots for the drill holes (Figure 5). The highest gold grades within the two "pods" appear to be associated with jasperoid intervals containing: intense brecciation; abundant quartz veining, higher pyrite concentrations; and by a carbonaceous content. However, the drill hole information did not establish any clear relationship between sulfide concentrations and gold values.

A petrographic study was completed by Paster (1989) on 22 jasperoid samples from drill holes and from 2 surface slabs. The predominant gold occurrence was found to be ~1 micron particles pervasively dispersed in silicified limestone, usually occurring along chert grain boundaries. Pyrite and arsenopyrite, also ~1 micron in size, were also found pervasively throughout the chert. The gold did not appear to be related to any particular limestone or sediment type. Gold 3 to 10 microns in size was also sometimes found in quartz veins and veinlets. No visible characteristics of the gold-bearing and non-gold-bearing veins or breccias were found that could distinguish the two types in hand specimen.

10.0 EXPLORATION

Consolidated Odyssey Explorations has not yet conducted any exploration work on the New Pass property.

NICOR and its successor, Westmont Gold, Inc., explored the property from 1982 through 1992, and drilled a total of 165 reverse circulation drill holes. Consolidated Ramrod Gold (USA), Inc. ("Ramrod") acquired New Pass in 1993. In 1995, Santa Fe Pacific Gold Corp. completed 11 reverse circulation drill holes on the property under an exploration agreement with Ramrod. In 1998, after White Knight purchased the property, White Knight completed 1:6000 scale mapping, collected 250 rock chip samples, prepared geochemical overlays for all surface rock chip data, and constructed 100 – foot cross sections with an Interdex mining software program.

To date, a total of 936 rock chip samples have been taken from the New Pass property and in aggregate average 204 ppb gold. Of these samples, 35 rock chip samples contained greater than 1 ppm gold, averaging in aggregate 2.43 ppm gold or 0.07 oz/ton Au. Nearly all of these higher grade rock chip samples came from one of three areas: 1) the main jasperoid, with the drill defined higher grade pods, 2) leakage along the range front fault and in road cuts to the northwest of the main jasperoid and 3) leakage along the upper contact of a more permeable silty limestone unit found below a massive limestone north of the main jasperoid (Cavanaugh and Warren, 1999).

Westmont Gold completed extensive geochemical studies on the New Pass property.   The geochemical studies involved surface rock chip samples, drill hole samples, soils, and biogeochemical studies.   These studies were used to identify satellite areas that warranted exploration drilling.   These studies were also used to describe the geochemical nature of the gold bearing jasperoid.   One of the principal conclusions of these studies was that there was likely a two-fluid mineralizing process involved with the formation of the gold enriched jasperoid. In addition, Mo was found to be a component of both fluids.   This in turn suggested that the hydrothermal fluids responsible for the gold mineralization may be related to an intrusive at depth.

11.0 DRILLING

Consolidated Odyssey Explorations has not yet conducted any drilling on the New Pass property. However, NICOR and its successor, Westmont Gold, Inc., explored the property from 1982 through 1992, and completed a total of 165 drill holes. Of that total, 110 drill holes have been located in the main jasperoid zone and all but 11 of the drill holes were vertical.

In 1995, Santa Fe Pacific Gold Corp. completed 11 reverse circulation drill holes on the property under an exploration agreement with Ramrod. These holes were vertical, between 840 feet and 1000 feet in depth and were located to the west of the main jasperoid to test its down dip extension. Only 3 of these drill holes intercepted the jasperoid. One of these, drill hole DNE-2, is shown on cross section B-B' in Figure 6. The drill holes that did not intercept the jasperoid were located further west.

A summary of the significant gold intercepts in the drill holes completed on the New Pass project are given in Appendix III.   A generalized drill hole location map is presented in Figure 5.   Also depicted in Figure 5, are the "pods" of higher grade mineralization and the location of the two cross sections shown in Figure 6.

In Figure 6, the envelope of mineralization is shown in red. The mineralization is entirely within the jasperoid and as such, the envelope shown is essentially a map of the jasperoid. The colored histograms shown along the drill holes within the mineralization envelope are obviously meant to relate the gold value for that interval, but no scale or explanation has been found in the files, nor are digital copies of the cross sections available. The sections have been included here in order to show the geometry of the main jasperoid.

12.0 SAMPLING METHOD AND APPROACH

During the recent visit to the New Pass property a total of 9 samples (Nos.198859 through 1988198867) were taken from various locations on the property by the author. All samples were placed into a sample bag and sealed and subsequently delivered to the BSI Inspectorate analytical laboratory in Sparks, Nevada. Sample Nos. 198859 through 198861 were from various locations in the main jasperoid zone. Sample No. 198862 was taken in the de-calcified limestone immediately beneath the jasperoid. Sample No. 198863 is from a silicified tuff about 1000 feet north of the main jasperoid and sample Nos. 198864 through 198867 were taken from a road cut along a reclaimed drill road about 2500 feet north of the main jasperoid zone. Sample descriptions and laboratory results are presented in Appendix II.

13.0 SAMPLE PREPARATION ANALYSIS AND SECURITY

The samples were delivered to BSI Inspectorate Laboratories located in Sparks, Nevada by the author. The samples were then thoroughly dried, and the crushed to >80% -10 mesh using a two stage crushing process, jaw and roll mill. A 300 gram split is then obtained using a Jones riffle splitter and reduced to >90% -150 mesh. Clean sand is used to clean the pulverizer between all samples.

Gold determinations are made using fire assay with a gravimetric or Atomic Absorption finish. Trace element determinations are made using optimal acid digestions followed by Atomic Absorption Spectroscopy and Inductive Coupled Plasma. A minimum fifteen percent of all analyses performed are directly run for quality control. Every tenth sample is repeated and for every 20 samples run, a standard or blank is also analyzed. For gold determinations, a total of 9 certified gold standards purchased through 2 separate manufacturers (Rocklabs and CDN Resources) are implemented into our fire assay Quality Control program for gold analyses finished with both gravimetric and AAS methods.

BSI Inspectorate is ISO 9000 certified ABS Quality Evaluations, Inc. annually and the Quality Assurance Program meets all the established criteria as related to disclosure requirements for trading mining and exploration companies under NI-43-101.

14.0 DATA VERIFICATION

Geological information for the New Pass property has been compiled from available private and public sources.

In conjunction with the data and property review of the New Pass property, the author collected 9 samples of rock from outcrop on the property. Two of the samples returned greater than 1 ppm gold (198861 – 1.733 ppm Au and 198866 – 3.561 ppm Au) aa well as elevated concentrations of pathfinder elements. These values are within the range of values reported from previous workers. This data is presented in Appendix II.

15.0 ADJACENT PROPERTIES

The historic New Pass Mining District lies about 2 miles south east of the subject New Pass claim group. Gold was discovered in the New Pass District about 1864. A number of shafts and adits were developed in the district. The deepest shaft is the Thomas W. shaft at 550 feet. A total of several miles of underground workings were developed in the district. The total production from the New Pass District is estimated to be about 35,000 tons of ore that averaged a little less than one ounce of gold and silver per ton (Stewart, et.al., 1977).

The gold deposits of the New Pass District are developed within the Paleozoic rocks, which lie stratagraphically beneath the Augusta Mountain formation, which is the host of the mineralization on the New Pass Claim Group. The New Pass District gold deposits are steeply dipping quartz veins, striking north or northwest and dipping steeply east or west. The ore shoots vary from less than 1 foot to as much as 10 feet in thickness. The ore consists of free gold with minor amounts of silver and some lead and copper sulfides, carbonates and oxides (Stewart, et.al., 1977).

A total of 10 unpatented lode mining claims are located about 1 mile northeast of the subject claim group. The claims are held by individuals from Austin, Nevada. Nothing more is knowN about these claims.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Consolidated Odyssey Explorations has not conducted any metallurgical testing on any material from the New Pass Property.

However in 1988, Westmont Gold submitted 6 samples composited from drill cuttings to McClelland Labs in Sparks, Nevada for preliminary metallurgical testing. The test included bottle rolls (as received and at 100 mesh) and shake tests. Samples submitted included oxidized, reduced and mixed ore types. Samples generally consisted of jasperoid, however minor amounts of siltstone were included.

The results indicated that the recoveries for reduced, carbonaceous and pyritic jasperoid are between 5% and 33%, and consequently this material may not amenable to heap leaching. The oxidized jasperoid demonstrated good recoveries – between 75% and 77%.

17.0 MINERAL RESOURCE ESTIMATES

Consolidated Odyssey Explorations has not performed any ore resource calculations on the New Pass Property.

In 1988 and 1989, Westmont Gold retained Independent Mining Consultants of Tucson, Arizona to perform a computer based ore reserve calculation. Approximately 110 drill holes had been located within the main jasperoid zone (Figure 5), and the calculation was based on data from these drill holes. The results of this exercise gave a combined total for all material types of 3.371 million tons grading 0.042 ounces per ton Au, or a total of 142,000 contained ounces, after applying a cutoff of 0.02 ounces per ton Au. The oxide content of this total is 2.1 million tons, grading 0.044 ounces per ton, or a total of 92,400 contained ounces, with a recovery of 75 – 77%.

These numbers have been referred to in the various internal reports and memos as: "Reserves", "Geological Reserves", "Geological Resources" and "Resources". However, after examining the available data, including drill logs, assay logs, drill hole locations and density, metallurgical work completed and the nature of the mineralization and then applying the principles outlined in the "Australasian Code for Reporting of Mineral Resources and Ore Reserves" (The JORC Code) to this data, the term that is most appropriate for this deposit is "Indicated Mineral Resource" or simply "Indicated Resource".

18.0 INTERPRETATION AND CONCLUSIONS

The New Pass property consists of 107 unpatented lode mining claims on the west flank of the New Pass Range in eastern Churchill County, Nevada. Surface mapping along the western margin of the New Pass Range has identified a zone of range front structures. The main jasperoid is localized by a range front fault separating Triassic calcareous sedimentary rocks from Tertiary volcanics. Receptive limestones and silty limestones in the Triassic Augusta Mountain Formation have been pervasively replaced by silica from hydrothermal fluids that also deposited gold.

The hydrothermally altered rocks extend for more than 3,000 feet both north and south of the main jasperoid along the range front structures. Alteration also extends up to 2,500 feet into the Augusta Mountain Formation, apparently localized along cross faults. Any extension to the west of the range front fault is buried beneath the pediment gravels.

Since the property's discovery in 1980, over US$1.5 million has been expended on exploration and development work. The exploration work identified the main jasperoid zone as well as several satellite targets. This work included surface rock chip sampling, soil sampling, geologic mapping, and extensive geochemical analyses. A total of 165 drill holes have been completed, with approximately 110 of these drill holes located within the main jasperoid zone. The Indicated Resource identified by Westmont Gold in 1988 – 1989 is located within the main jasperoid.

The satellite targets are located along the main range front fault as well as being localized along cross faults. Some of these targets have been drilled with mixed results. A number of these targets remain untested. In addition to the satellite targets, the overlying Tertiary volcanics as well as areas of de-calcified limestone in the footwall have not been adequately tested in the area of the main jasperoid.

The work completed to date indicates the presence of an epithermal system in which the hydrothermally altered rocks extend for at least 2.5 miles along the range front fault/structural system and about 0.5 miles eastward into the Triassic calcareous rocks. An Indicated Resource has been developed within the main jasperoid body. Satellite target areas have been found and some of them have been drilled. Also, northeast trending cross faults are known immediately to the north and immediately to the south of the main jasperoid body. Other high angle faults have been observed to cut the main jasperoid itself. All of these areas have not yet been adequately tested, and are attractive targets having the potential to increase the resource base. In addition, a possible intrusive lies at depth beneath exposed mineralization, which also presents an attractive drilling target

19.0 RECOMMENDATIONS AND BUDGET

It is recommended that a first year exploration budget of US$ 250,000.00 be expended. These funds should be allocated in two exploration phases.

The recommended Phase I program includes: digital recompilation of all of the existing data; re-plotting and reinterpretation; detailed geologic mapping, especially within the main jasperoid in order to identify internal structural controls on the mineralization; and geophysical surveys. The geophysical surveys should include an Air Magnetometer survey; test Induced Polarization - Resistivity lines, and the initiation of a gravity survey.

The entire New Pass Property should be flown in the Air Magnetometer survey, while the Induced Polarization – Resistivity and gravity surveys will be conducted as more localized tests to confirm the process and the results before expanding the surveys. All of this work will be performed on a contract basis by Geophysical Consultants.

Upon the successful completion of Phase I, the Phase II program would begin. The Phase II program should consist of both reverse circulation and core drilling. The initial target should be the main jasperoid in order to confirm the grades previously reported and to test high angle structures, both the northeasterly trending structures which bound the jasperoid to the north and south, and internal high angle structures identified in Phase I.

PHASE I BUDGET

- Digital recompilation, re-plotting and reinterpretation of data
  1 geologist, 1 technician (30 days @ US $750.00/day)   22,500

- Geological mapping
  1 geologist, 1 technician (30 days @ US $600.00/day)   18.000

- Air Magnetometer Survey (Maximum)   20,000

- Induced Polarization – Resistivity (Test Lines)   9,500

- Gravity Survey   8,000

  Phase I Total   **US $ 78,000**

PHASE II BUDGET

- Reverse Circulation Drilling
  5000 feet at US $13.50/foot   67,000

- Diamond Core Drilling (NQ Size)
  2000 feet at US $ 37.50/foot   75,000

  Sub Total   142,000

- Management, Supervision and Logistics   8,000

- Contingencies Phase II (15%)   22,500

  Phase II Total   **US $ 172,500**

TOTAL FIRST YEAR BUDGET   US $ 250,500

Sincerely



Paul A. Pelke, California Registered Geologist No. 4150
November 8, 2004

20.0 REFERENCES

Bryant, E. and Postlethwaite, C., 1989, Geologic Re-Evaluation of the New Pass
          Project Area: Westmont Mining Report, 11p.

Dummett, H., 1097, Annual Report for the New Pass Project, Churchill County,
          Nevada: Westmont Mining Report, 11 p.

Fuchs, W.A., 1985, Polished section descriptions of New Pass samples NP29-135-140
          And NP29-320-325: NICOR Minerals Memorandum, 7 p.

Hughes, G.J., 1998: An evaluation of drilling results and target potential for the New
          Pass Project, Churchill County, Nevada: Consultant's report to White Knight Gold
          Report, 24 p.

Hughes, G.J., 1998: An evaluation of drilling results and target potential for the New
          Pass Project, Churchill County, Nevada: White Knight Gold Report, 24 p.

Leibold, A., 1989: Evaluation of the 1989 New Pass rock-chip database: Westmont
          Mining Report, 18 p.

Leibold, A., 1989: Evaluation of the 1989 New Pass Soil Survey, Cave Grid: Westmont
          Mining Report, 18 p.

Paster, T.P., 1989: Petrography of rocks from the New Pass Project, Nevada:
          Consultant's report to Westmont Mining, 41 p.

Silberling, N.J. and Roberts, R.J., 1962, Pre-Tertiary stratigraphy and structure of north
          Western Nevada: Geological Society of America Special Paper 72.

Stewart, J.H., McKee, E.H and Stager, H.K., 1977: Geology and Mineral Deposits of
          Lander County, Nevada: Nevada Bureau of Mines and Geology Bulletin 88.

Wilkinson, W.H. and Cline, J.S., 1989: 1988 Annual Report for the New Pass Project,
          Churchill County, Nevada: Westmont Mining Report, 37p.

Wilkinson, W.H. and Bryant, E.G. and Postlethwaite, C.E., 1989: 1989 Annual Report
          For the New Pass Project, Churchill County, Nevada: Westmont Mining
          Report, 53 p.

Wilden, R. and Speed, R.C., 1974: Geology and mineral Deposits of Churchill County,
          Nevada: Nevada bureau of Mines and Geology Bulletin 83.

21.0 STATEMENT OF QUALIFICATIONS

Paul A. Pelke
California Registered Geologist, No. 4150
3033 Cashill Blvd.
Reno, Nevada 89509

I, Paul A. Pelke, SB, SM, California Registered Geologist No. 4150 do hereby certify that:

1) I maintain a geological consulting practice at 3033 Cashill Blvd., Reno, Nevada, USA.

2) I am a graduate of The Massachusetts Institute of Technology in 1971 with Bachelor of Science and Master of Science degrees in Geology and Geochemistry, from the department of Earth and Planetary Sciences.

3) I am a registered professional geologist: California Registered Geologist, No. 4150, and as such I am qualified to contribute to the accompanying report.

4) I have worked as a geologist for the past 32 years.

5) I have read the definition of "Qualified Person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association and past relevant work experience that I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

.
6) I am responsible only for the recent sampling data that I obtained on October 12th, 2004. The sources of all information are quoted in the report. The information provided by the various parties is to the best of my knowledge and experience correct and accurate.

7) Neither I nor any affiliated entity of mine own, directly or indirectly, any interest in the securities of Consolidated Odyssey Explorations, White Knight Resources or any associated or affiliated companies or in the subject properties described in this report.

8) As of the date of this Certificate, I am not aware of any material fact or material change with respect to the subject property that would make the report misleading.

9) Neither I nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Consolidated Odyssey Explorations, White Knight Resources or any affiliated companies.

10) I have read National Instrument 43-101 and Form 43-101F1 and have prepared my part of the report with this NI 43-101 with generally accepted Canadian Industry Practice

11) I consent to the Filing of the Technical Report with any Stock Exchange and other Regulatory Authority and the publication by them, including electronic publication in the public company files on their websites accessible to the public, of the Technical Report.

Dated at Reno, Nevada this 8th day of November, 2004

Signature of Qualified Person:



Paul A. Pelke, California Registered Geologist No. 4150

FIGURES


Wells
Winnemucca
Battle Mtn.
Elko
Lovelock
NEW PASS PROJECT
Reno
Austin
Ely
Tonopah
Goldfield
Beatty
Las Vegas
N
KILOMETERS
0
100
0
60
MILES
Gold and Silver Deposits
Cities and Towns

Figure 1
NEW PASS PROJECT
Location Map



Figure 2

Consolidated Odyssey Explorations

NEW PASS PROJECT

Claim Group Outline



Figure 3

Consolidated Odyssey Explorations

NEW PASS PROJECT
Regional Geology Map


EXPLANATION
Qal Quaternary alluvium
Tr Tertiary rhyolitic dikes
Trlf Tertiary rhyolite lava
Tpt Tertiary pumiceous rhyolitic tuff
Trlqp Tertiary quartz-porphyry lava
Tbt Tertiary biotitic rhyolite tuff
Tvu Tertiary volcanics, undifferentiated
Ꞧcs Triassic Cane Spring Formation: massive limestone
Ꞧoc Triassic Osobb Formation: carbonaceous limestone
Ꞧos Triassic Osobb Formation: silty limestone and siltstone
Ꞧam Triassic Augusta Mountain Formation: massive limestone
Ꞧat Triassic Augusta Mountain Formation: carbonaceous and silty limestone
Ꞧf Triassic Favret Formation
Ꞧcg Triassic sub-Favret conglomerate
Jasperoid
Decalcified limestone
Contact
Faults
N
0 2000 4000 FEET
ELKO
RENO
New Pass Property
LAS VEGAS
New Pass Property Boundary
Qal
Jasperoid
Ꞧat (decalcified)
Ꞧam (decalcified)
Ꞧcs (decalcified)
Tvu
Trlf
Trlqp
Tbt
Tpt
Tr
Ꞧcg
Ꞧf

Figure 4

Consolidated Odyssey Explorations

NEW PASS PROJECT
Property Geology Map


14,000 E
22,000 N
20,000 N
Rhyolite intrusive
Subsurface extent of jasperiod
Surface exposed jasperiod
D
U
Section 21100
B
B′
Section 19800
A
A′
Drill holes with grade-thickness of:
< 1
1 - 3
3 - 5
5 - 7
> 7
Note: A grade-thickness of 3 is equivalent to:
100 feet @ 0.03 opt Au or
10 feet @ 0.3 opt Au
0 100 200 300 400 500 FEET

Figure 5

Consolidated Odyssey Explorations

NEW PASS PROJECT
Drill Hole Map


19800 N
A
A'
600
800
1000
1200
1400
1600
1800
6600
6400
6200
6000
5800
5600
ELEVATION (FEET)
13600 E
14600 E
19700 N
19950 N
NP-87-1
NP-21
NP-24
NP-26
NP-22
NP-88-30
NP-25
NP-89-1
NP-12
NP-2
21100 N
B
B'
200
400
600
800
1000
1200
6200
6000
5800
5600
5400
13000 E
13800 E
20850 N
21050 N
DNE-2
NP-88-20
NP-88-35
NP-89-16
Figure 6
Consolidated Odyssey Explorations
NEW PASS PROJECT
Drill Hole Cross Sections

APPENDIX I

LIST OF CLAIMS

White Knight Gold (U.S.) Inc.

New Pass Property
Pass Claims – 45 claims

Churchill County Recording

	BLM Serial No.	**Book**	**Page**	**Registered Owner**
Pass 1	166821	183	270	WKG
Pass 2	166822	183	271	WKG
Pass 3	166823	183	272	WKG
Pass 4	166824	183	273	WKG
Pass 5	166825	183	274	WKG
Pass 6	166826	183	275	WKG
Pass 7	166827	183	276	WKG
Pass 8	166828	183	277	WKG
Pass 9	166829	183	278	WKG
Pass 10	240386	207	74	WKG
Pass 11	240387	207	75	WKG
Pass 12	240388	207	76	WKG
Pass 13	240389	207	77	WKG
Pass 14	240390	207	78	WKG
Pass 15	240391	207	79	WKG
Pass 24	242043	208	339	WKG
Pass 25	242044	208	340	WKG
Pass 26	242045	208	341	WKG
Pass 27	276275	222	919	WKG
Pass 28	276276	222	920	WKG
Pass 29	276277	222	921	WKG
Pass 30	276278	222	922	WKG
Pass 31	276279	222	923	WKG
Pass 32	276280	222	924	WKG
Pass 33	276281	222	925	WKG
Pass 34	276282	222	926	WKG
Pass 35	276283	222	927	WKG
Pass 36	276284	222	928	WKG
Pass 83	313388	237	859	WKG
Pass 84	313389	237	860	WKG
Pass 85	313390	237	861	WKG
Pass 86	313391	237	862	WKG
Pass 87	313392	237	863	WKG
Pass 88	313393	237	864	WKG
Pass 89	313394	237	865	WKG
Pass 90	313395	237	866	WKG
Pass 91	313396	237	867	WKG
Pass 92	313397	237	868	WKG

	BLM Serial No.	**Book**	**Page**	**Registered Owner**
Pass 94	313399	237	870	WKG
Pass 95	313400	237	871	WKG
Pass 96	313401	237	872	WKG
Pass 97	313402	237	873	WKG
Pass 99	313404	237	875	WKG
Pass 101	313406	237	877	WKG
Pass 103	313408	237	879	WKG

White Knight Gold (U.S.) Inc.

New Pass Property
NP Claims – 61 claims

Churchill County Recording

Claim Name	BLM Serial No.	Document No.	Registered Owner
NP 16	698322	281379	WKG
NP 17	698323	281380	WKG
NP 18	698324	281381	WKG
NP 19	698325	281382	WKG
NP 20	698326	281383	WKG
NP 21	698327	281384	WKG
NP 22	698328	281385	WKG
NP 23	698329	281386	WKG
NP 53	698330	281387	WKG
NP 54	698331	281388	WKG
NP 55	698332	281389	WKG
NP 56	698333	281390	WKG
NP 57	698334	281391	WKG
NP 58	698335	281392	WKG
NP 59	698336	281393	WKG
NP 60	698337	281394	WKG
NP 61	698338	281395	WKG
NP 62	698339	281396	WKG
NP 67	698344	281401	WKG
NP 68	698345	281402	WKG
NP 69	698346	281403	WKG
NP 70	698347	281404	WKG
NP 71	698348	281405	WKG
NP 72	698349	281406	WKG
NP 73	698350	281407	WKG
NP 74	698351	281408	WKG
NP 75	698352	281409	WKG
NP 76	698353	281410	WKG
NP 77	698354	281411	WKG
NP 78	698355	281412	WKG
NP 100	698356	281413	WKG
NP 102	698357	281414	WKG
NP 104	698358	281415	WKG
NP 107	698361	281418	WKG
NP 109	698363	281420	WKG
NP 110	698364	281421	WKG
NP 111	698365	281422	WKG
NP 112	698366	281423	WKG
NP 113	698367	281424	WKG

Claim Name	BLM Serial No.	Document No.	Registered Owner
NP 114	698368	281425	WKG
NP 115	698369	281426	WKG
NP 116	698370	281427	WKG
NP 117	698371	281428	WKG
NP 118	698372	281429	WKG
NP 119	698373	281430	WKG
NP 120	698374	281431	WKG
NP 121	698375	281432	WKG
NP 122	698376	281433	WKG
NP 123	698377	281434	WKG
NP 125	698379	281436	WKG
NP 127	698381	281438	WKG
NP 128	698382	281439	WKG
NP 129	698383	281440	WKG
NP 205	698459	281516	WKG
NP 206	698460	281517	WKG
NP 241	698477	281534	WKG
NP 242	698478	281535	WKG
NP 243	698479	281536	WKG
NP 244	698480	281537	WKG
NP 245	698481	281538	WKG
NP 246	698482	281539	WKG

White Knight Gold (U.S.) Inc.

N Claims – 1 claim

Churchill County Recording

Claim Name	BLM Serial No.	Document No.	Registered Owner
N 16	795708	318549	WKG

APPENDIX II

ASSAY RESULTS FROM NEW PASS PROPERTY

SAMPLE DESCRIPTIONS

198859   Jasperoid, Main Zone, Dark Brown to Black with FeOx
          Fractures 40° - 50°, 80° SE, grab sample
198860   Jasperoid, Main Zone, Brecciated, Dark Gray to Black with FeOx
          Abundant FeOx, Intersection of 40° and N-S Fracture systems, Vert.
198861   Black Jasperoid, Banded, not brecciated, N-S Zone, Vert.
          Quartz lined Vugs, possible Barite, grab sample
198862   De-Calcified Limestone, 3 foot channels immediately below
          Jasperoid Contact
198863   Silicified Pyroclastic Tuff, with rock fragments and
          flattened pumice fragments
198864   Breccia zone (fault?), grab sample, fragments of dolomitized limestone
          and silicified pyroclastic tuff, with FeOx and calcite in matrix
198865   Dolomitized limestone, abundant FeOx and calcite
          Grab sample
198866   Fracture Zone,up to 1 foot wide, argillized with FeOx in Dolomitized
          Limestone, Fracture Zone 100°, vert.
198867   Dolomitized limestone, abundant FeOx, 3 foot chip
          Adjacent to 198866

ANALYSES RESULTS FROM BSI INSPECTORATE

RMGCN Final Report - Job No: 104-25-38

Sample	Gold ppb	Gold ppb	Silver ppm	Arsenic ppm	Mercury ppb	Antimony ppm
198859	230		0.6	932	114	5600
198860	685		12.1	374	312	6800
198861	1733		4.3	134	530	90
198862	250		1	866	117	113
198863	54		0.1	12	94	52
198864	380		0.9	1600	960	31
198865	497		0.3	175	840	16
198866	3001	3561	0.8	466	3850	154
198867	786		1.7	574	387	29

APPENDIX III

SIGNIFICANT GOLD INTERCEPTS

Hole_Id	From	To	Footage	AvgGrade	GradeThick
DNE-1	830	945	115	0.015	1.73
DNE-2	570	615	45	0.021	0.93
DNE-2	630	640	10	0.01	0.1
DNE-4	915	925	10	0.023	0.23
NP-1	26	40	14	0.016	0.22
NP-10	180	205	25	0.014	0.34
NP-11	105	110	5	0.013	0.06
NP-12	55	85	30	0.029	0.88
NP-12	90	100	10	0.011	0.11
NP-13	70	95	25	0.014	0.35
NP-15	190	275	85	0.025	2.12
NP-16	410	415	5	0.011	0.05
NP-17	165	200	35	0.016	0.56
NP-18	250	400	150	0.038	5.69
NP-19	420	448	28	0.016	0.45
NP-20	250	275	25	0.012	0.31
NP-21	405	455	50	0.024	1.19
NP-22	95	180	85	0.062	5.25
NP-23	300	305	5	0.014	0.07
NP-24	235	370	135	0.032	4.33
NP-25	0	25	25	0.015	0.37
NP-25	30	45	15	0.01	0.15
NP-25	50	140	90	0.019	1.73
NP-26	105	125	20	0.065	1.3
NP-26	135	225	90	0.061	5.45
NP-27	145	215	70	0.027	1.9
NP-27	220	305	85	0.015	1.31
NP-28	25	35	10	0.011	0.11
NP-28	80	165	85	0.14	11.88
NP-28	190	200	10	0.013	0.13
NP-28	225	240	15	0.015	0.22
NP-29	225	335	110	0.061	6.76
NP-3	196	212	16	0.027	0.43
NP-30	100	280	180	0.02	3.67
NP-32	0	170	170	0.02	3.45
NP-33	25	90	65	0.038	2.44
NP-33	95	125	30	0.023	0.69
NP-33	150	200	50	0.012	0.61
NP-33	215	225	10	0.014	0.14
NP-34	60	120	60	0.024	1.45
NP-34	140	165	25	0.011	0.28
NP-34	170	190	20	0.018	0.36
NP-34	205	215	10	0.014	0.14
NP-35	195	210	15	0.053	0.79
NP-35	240	345	105	0.013	1.41
NP-36	105	155	50	0.032	1.58
NP-37	10	45	35	0.017	0.59
NP-37	80	135	55	0.029	1.61

Hole_Id	From	To	Footage	AvgGrade	GradeThick
NP-38	155	310	155	0.017	2.63
NP-38	325	345	20	0.012	0.24
NP-39	315	335	20	0.014	0.27
NP-39	375	405	30	0.021	0.64
NP-39	440	465	25	0.02	0.49
NP-4	60	80	20	0.021	0.41
NP-40	355	403	48	0.016	0.77
NP-41	170	190	20	0.038	0.76
NP-41	200	210	10	0.013	0.12
NP-42	305	330	25	0.032	0.81
NP-43	85	215	130	0.012	1.6
NP-43	260	300	40	0.01	0.41
NP-44	105	120	15	0.018	0.27
NP-44	150	175	25	0.012	0.3
NP-45	60	90	30	0.025	0.76
NP-45	150	165	15	0.012	0.18
NP-45	195	250	55	0.077	4.23
NP-46	130	165	35	0.015	0.52
NP-46	190	215	25	0.022	0.55
NP-46	225	240	15	0.012	0.18
NP-47	275	290	15	0.01	0.15
NP-48	140	165	25	0.04	1
NP-49	160	180	20	0.021	0.42
NP-49	260	270	10	0.016	0.16
NP-49	275	285	10	0.01	0.1
NP-49	300	310	10	0.015	0.15
NP-5	38	48	10	0.013	0.13
NP-50	55	210	155	0.051	7.98
NP-51	280	310	30	0.023	0.7
NP-51	325	335	10	0.012	0.12
NP-52	0	120	120	0.018	2.13
NP-52	155	200	45	0.017	0.77
NP-53	65	75	10	0.016	0.16
NP-53	100	130	30	0.012	0.37
NP-53	185	265	80	0.018	1.42
NP-54	300	450	150	0.058	8.64
NP-54	455	500	45	0.014	0.62
NP-55	390	470	80	0.018	1.45
NP-55	535	545	10	0.013	0.13
NP-56	315	330	15	0.025	0.37
NP-56	425	445	20	0.025	0.49
NP-57	300	335	35	0.034	1.17
NP-58	355	360	5	0.02	0.1
NP-59	130	165	35	0.048	1.67
NP-59	175	185	10	0.012	0.12
NP-59	205	220	15	0.015	0.22
NP-59	270	280	10	0.012	0.12
NP-59	315	325	10	0.013	0.13
NP-6	247	256	9	0.023	0.2

Hole_Id	From	To	Footage	AvgGrade	GradeThick
NP-60	50	65	15	0.016	0.24
NP-60	80	105	25	0.012	0.3
NP-60	110	135	25	0.014	0.34
NP-60	205	220	15	0.017	0.25
NP-61	155	200	45	0.048	2.18
NP-61	215	270	55	0.012	0.65
NP-7	11	20	9	0.023	0.21
NP-86-1	90	140	50	0.015	0.75
NP-86-2	40	65	25	0.011	0.26
NP-86-3	50	75	25	0.012	0.31
NP-86-3	90	110	20	0.013	0.25
NP-86-4	150	160	10	0.011	0.11
NP-86-4	170	240	70	0.03	2.1
NP-86-7	10	20	10	0.011	0.11
NP-86-7	60	120	60	0.014	0.82
NP-86-8	10	60	50	0.011	0.57
NP-86-8	145	165	20	0.013	0.27
NP-87-1	745	750	5	0.016	0.08
NP-87-3	0	30	30	0.013	0.39
NP-88-1	255	275	20	0.012	0.25
NP-88-10	10	50	40	0.012	0.47
NP-88-10	155	165	10	0.015	0.15
NP-88-11	180	245	65	0.012	0.79
NP-88-11	285	350	65	0.031	2.03
NP-88-12	90	105	15	0.016	0.24
NP-88-12	115	135	20	0.011	0.22
NP-88-13	265	365	100	0.021	2.12
NP-88-14	325	345	20	0.013	0.26
NP-88-14	370	445	75	0.014	1.06
NP-88-14	495	525	30	0.064	1.93
NP-88-14	560	570	10	0.037	0.37
NP-88-15	100	115	15	0.01	0.16
NP-88-15	170	220	50	0.013	0.64
NP-88-16	165	170	5	0.014	0.07
NP-88-17	10	60	50	0.021	1.04
NP-88-17	100	180	80	0.013	1
NP-88-18	30	70	40	0.015	0.59
NP-88-18	80	115	35	0.036	1.27
NP-88-18	160	170	10	0.011	0.11
NP-88-18	190	200	10	0.01	0.1
NP-88-19	185	255	70	0.013	0.92
NP-88-2	195	210	15	0.014	0.21
NP-88-2	265	280	15	0.026	0.4
NP-88-20	145	280	135	0.019	2.55
NP-88-21	340	355	15	0.017	0.26
NP-88-22	210	255	45	0.018	0.8
NP-88-22	365	375	10	0.017	0.17
NP-88-24	30	180	150	0.058	8.77
NP-88-25	140	245	105	0.048	5.07

Hole_Id	From	To	Footage	AvgGrade	GradeThick
NP-88-26	50	75	25	0.022	0.54
NP-88-26	105	125	20	0.011	0.22
NP-88-26	205	245	40	0.011	0.44
NP-88-27	110	130	20	0.034	0.68
NP-88-27	155	205	50	0.062	3.08
NP-88-28	175	290	115	0.051	5.87
NP-88-29	20	170	150	0.025	3.83
NP-88-29	180	190	10	0.011	0.11
NP-88-30	65	90	25	0.016	0.39
NP-88-30	95	150	55	0.047	2.59
NP-88-31	135	185	50	0.02	0.98
NP-88-31	255	290	35	0.011	0.4
NP-88-32	240	255	15	0.045	0.68
NP-88-33	25	55	30	0.027	0.82
NP-88-33	95	160	65	0.038	2.46
NP-88-34	135	230	95	0.042	3.98
NP-88-35	140	175	35	0.059	2.05
NP-88-35	285	300	15	0.027	0.41
NP-88-6	130	140	10	0.019	0.19
NP-88-6	180	210	30	0.041	1.22
NP-88-6	220	255	35	0.011	0.4
NP-88-7	295	300	5	0.02	0.1
NP-88-8	70	150	80	0.078	6.27
NP-88-8	170	195	25	0.012	0.31
NP-88-9	10	60	50	0.014	0.68
NP-89-1	70	80	10	0.019	0.19
NP-89-1	95	125	30	0.013	0.38
NP-89-10	85	95	10	0.108	1.08
NP-89-11	80	100	20	0.017	0.34
NP-89-11	185	195	10	0.012	0.12
NP-89-11	205	240	35	0.017	0.61
NP-89-12	120	145	25	0.022	0.56
NP-89-12	270	280	10	0.013	0.13
NP-89-13	135	260	125	0.02	2.56
NP-89-14	80	110	30	0.018	0.54
NP-89-14	125	200	75	0.031	2.29
NP-89-14	230	250	20	0.018	0.36
NP-89-15	155	260	105	0.02	2.14
NP-89-16	95	145	50	0.023	1.12
NP-89-17	115	125	10	0.016	0.16
NP-89-18	190	195	5	0.044	0.22
NP-89-19	115	155	40	0.031	1.25
NP-89-19	185	200	15	0.011	0.16
NP-89-2	30	75	45	0.048	2.17
NP-89-2	80	135	55	0.017	0.92
NP-89-2	150	175	25	0.019	0.47
NP-89-21	85	90	5	0.011	0.05
NP-89-22	260	265	5	0.184	0.92
NP-89-23	60	70	10	0.011	0.11

Hole_Id	From	To	Footage	AvgGrade	GradeThick
NP-89-23	225	240	15	0.04	0.6
NP-89-24	175	195	20	0.015	0.29
NP-89-24	320	340	20	0.045	0.89
NP-89-25	215	225	10	0.016	0.16
NP-89-25	385	405	20	0.049	0.97
NP-89-26	280	305	25	0.039	0.96
NP-89-27	210	290	80	0.033	2.65
NP-89-28	215	230	15	0.034	0.51
NP-89-28	280	315	35	0.043	1.5
NP-89-29	165	190	25	0.03	0.74
NP-89-29	200	250	50	0.019	0.93
NP-89-3	95	140	45	0.051	2.3
NP-89-30	140	160	20	0.094	1.88
NP-89-4	25	35	10	0.032	0.32
NP-89-4	40	70	30	0.013	0.4
NP-89-4	105	130	25	0.012	0.31
NP-89-4	145	185	40	0.017	0.69
NP-89-5	20	55	35	0.016	0.55
NP-89-5	140	150	10	0.013	0.13
NP-89-6	25	75	50	0.012	0.62
NP-89-6	115	145	30	0.029	0.86
NP-89-7	65	80	15	0.011	0.17
NP-89-7	250	275	25	0.03	0.76
NP-89-8	45	60	15	0.013	0.19
NP-89-8	70	85	15	0.011	0.16
NP-89-9	80	130	50	0.012	0.62
NP-9	75	85	10	0.022	0.22
NP-90-13	295	300	5	0.017	0.09
NP-90-14	10	15	5	0.023	0.12
NP-90-15	0	5	5	0.01	0.05
NP-90-9	145	150	5	0.017	0.09
NP-91-1	80	85	5	0.016	0.08
NP-91-2	60	65	5	0.024	0.12
NP-92-1	80	120	40	0.017	0.67
NP-92-1	125	250	125	0.155	19.37
NP-92-1	295	330	35	0.021	0.75
NP-92-2	90	115	25	0.018	0.45
NP-92-2	220	280	60	0.058	3.5
NP-92-3	240	315	75	0.057	4.31
NP-92-4	105	195	90	0.019	1.69
NP-92-5	105	165	60	0.019	1.12
NP-92-5	225	240	15	0.012	0.18
NP-92-6	45	55	10	0.013	0.13
NP-92-6	75	225	150	0.038	5.74
NP-92-7	140	240	100	0.017	1.68
NP-92-7	305	315	10	0.034	0.34